SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


For the month of November 21, 2000

                                   MERANT plc
                 (Translation of Registrant's Name Into English)

               The Lawn, Old Bath Road, Newbury, England RG14 1QN
                    (Address of Principal Executive Offices)


         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


     Form 20-F   X                                        Form 40-F _____
              -------

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes   X                                              No  _____
            -------

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-795.)


CONTACTS:
MERANT
Larry De'Ath
VP, Investor Relations
+1 (301) 838 5228 or +1 (301) 838 5454
Larry.Death@merant.com

MERANT to Announce Fiscal Second Quarter Financial Results
Tuesday, November 28, 2000

www.merant.com - November 21, 2000 - MERANT (Nasdaq National Market (NNM):
MRNT; London Stock Exchange(LSE):MRN),in conjunction with its second quarter earnings announcement, will be hosting a conference call for the investment community on Tuesday, November 28, 2000.

TIME: 9:30 a.m. EST (2:30 p.m. GMT)
WEBCAST: http://merant.webex.com
TELEPHONE NUMBERS: (800) 249 6572 (US) 0800 89 3905 (UK)

MERANT's second quarter earnings conference call will occur live and can be accessed via telephone and webcast. The conference call will be augmented with an on-line presentation that can be accessed via WebEx. The interactive presentation is not a prerequisite for taking part in the call. Additional details for taking part in the call can be found on MERANT's web site at http://www.merant.com. Interested parties should go to the web site 10 minutes prior to the start of the call. The replay of the conference call will be available through December 12, 2000.

About MERANT
MERANT is a leading global e-business software solutions company. Founded in 1976, MERANT has approximately $350 million in annual revenues, 2,000 employees and more than 500 technology partners. More than 5 million professionals use MERANT technology solutions at 35,000 customer sites, including the entire Fortune 100, the majority of the Global 500 and over 400 leading dotcoms. MERANT provides Egility solutions, which combine expertise, market-leading technology, best practices and an extensive network of partners, to help companies develop, integrate, transform and manage e-business applications. Building on MERANT Egility, MERANT also develops complete B2B and B2C Internet applications. Investor inquiries can be forwarded to Investor.Relations@merant.com.

# #



                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       MERANT plc
                                       (Registrant)


Date:  November 21, 2000               By: /s/ Leo Millstein
                                       --------------------------------------
                                       Leo Millstein
						   Vice President,General Counsel and
						   Secretary